Exhibit 99.2

Consolidated Financial Statements

(Expressed in Thousands of Canadian Dollars)

For the years ended December 31, 2016, 2015 and 2014

March 24, 2017

Independent Auditor’s Report

To the Shareholders of Exeter Resource Corporation

We have audited the accompanying consolidated financial statements of Exeter Resource Corporation, which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

2

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Exeter Resource Corporation as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

3

Exeter Resource Corporation
Consolidated Statements of Financial Position
(Expressed in Thousands of Canadian Dollars)

		December 31, 2016	December 31, 2015

Assets

Current
Cash and cash equivalents	(Note 7)	$17,435	$22,308
Amounts receivable and prepaid expenses		110	132
Due from related party	(Note 12)	12	18
Other financial assets	(Note 8)	115	26
		17,672	22,484

Property and equipment		40	59
		$17,712	$22,543

Liabilities

Current
Accounts payable and accrued liabilities		$469	$311
Due to related parties	(Note 12)	79	20
		548	331

Shareholders’ Equity

Share capital	(Note 10)	246,267	246,089
Contributed surplus		46,276	45,635
Deficit		(275,520)	(269,556)
Accumulated other comprehensive income		141	44
		17,164	22,212
		$17,712	$22,543

Contractual Obligations	(Note 14)

Approved by the Directors:

“Rob Reynolds”	Director

“John Simmons”	Director

See accompanying notes to the consolidated financial statements

4

Exeter Resource Corporation
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2016	2015	2014

Income
Interest income		$204	$291	$497
Gain on sale of assets		3	-	-

Expenses
Accounting and audit		66	87	102
Administration salaries and consulting	(Note 11)	439	760	694
Amortization		20	35	42
Directors’ fees	(Note 11)	385	639	213
Foreign exchange loss		6	29	10
General and administration		522	492	545
Legal fees		33	80	127
Impairment on available-for-sale investments	(Note 8)	-	48	39
Management fees	(Note 11)	126	165	203
Mineral property exploration expenditures	(Notes 9 and 11)	3,935	6,340	8,390
Shareholder communications		538	390	578
Stock exchange listing and filing fees		101	123	119
		6,171	9,188	11,062
Net loss for the year		(5,964)	(8,897)	(10,565)
Other comprehensive income for the year
Items that may be reclassified to profit or loss:
Currency translation difference		8	4	6
Unrealized gain on available-for-sale investments (Note 8)		89	-	-
Comprehensive loss for the year		$(5,867)	$(8,893)	$(10,559)

Basic and diluted loss per common share		$(0.07)	$(0.10)	$(0.12)

Weighted average number of common shares outstanding		88,533,333	88,407,753	88,407,753

See accompanying notes to the consolidated financial statements

5

Exeter Resource Corporation
Consolidated Statements of Cash Flows
(Expressed in Thousands of Canadian Dollars)

For the years ended December 31,		2016	2015	2014

Operating Activities
Net loss for the year		$(5,964)	$(8,897)	$(10,565)
Non-cash items:
Amortization		20	35	42
Impairment on available-for-sale investments	(Note 8)	-	48	39
Gain on sale of assets		(3)	-	-
Share-based compensation	(Note 11)	693	1,231	405
		(5,254)	(7,583)	(10,079)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		22	41	98
Due from related parties		6	(9)	12
Due to related parties		58	(44)	22
Accounts payable and accrued liabilities		156	(791)	284
Cash outflow from operating activities		(5,012)	(8,386)	(9,663)

Financing Activities
Issue of share capital		126	-	-
Cash flow from financing activities		126	-	-

Investing Activities
Acquisition of property and equipment		-	(9)	(2)
Acquisition of marketable securities		-	(50)	-
Proceeds from sale of assets		3	-	-
Cash flows from investing activities		3	(59)	(2)

Effect of foreign exchange rate change on cash		10	1	(18)

Net decrease in cash and cash equivalents		(4,873)	(8,444)	(9,683)
Cash and cash equivalents – beginning of the year		22,308	30,752	40,435
Cash and cash equivalents – end of the year		$17,435	$22,308	$30,752

See accompanying notes to the consolidated financial statements

6

Exeter Resource Corporation
Consolidated Statements of Changes in Equity
(Expressed in Thousands of Canadian Dollars)

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance - January 1, 2014	88,407,753	$246,089	$43,999	$(250,094)	$34	$40,028
Additions during the year:
- Share-based compensation	-	-	405	-	-	405
- Other comprehensive income	-	-	-	-	6	6
- Net loss for the year	-	-	-	(10,565)	-	(10,565)
Balance - December 31, 2014	88,407,753	$246,089	$44,404	$(260,659)	$40	$29,874

Balance - January 1, 2015	88,407,753	$246,089	$44,404	$(260,659)	$40	$29,874
Additions during the year:
- Share-based compensation	-	-	1,231	-	-	1,231
- Other comprehensive income	-	-	-	-	4	4
- Net loss for the year	-	-	-	(8,897)	-	(8,897)
Balance - December 31, 2015	88,407,753	$246,089	$45,635	$(269,556)	$44	$22,212

Balance - January 1, 2016	88,407,753	$246,089	$45,635	$(269,556)	$44	$22,212
Additions during the year:
- Exercise of stock options	252,500	126	-	-	-	126
- Contributed surplus allocated on exercise of options	-	52	(52)	-	-	-
- Share-based compensation	-	-	693	-	-	693
- Other comprehensive income	-	-	-	-	97	97
- Net loss for the year	-	-	-	(5,964)	-	(5,964)
Balance - December 31, 2016	88,660,253	$246,267	$46,276	$(275,520)	$141	$17,164

See accompanying notes to the consolidated financial statements

7

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts in $000’s)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada with its head office in Vancouver, Canada, and, together with its subsidiaries, it is currently engaged in the acquisition and exploration of mineral properties located in Chile. The Company is also evaluating new opportunities with the objective of securing properties which offer near term discovery potential.

The Company is in the process of exploring its mineral properties. The continued operation of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE MKT. The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention except for marketable securities which are recorded at fair value through profit or loss. The Board of Directors approved the consolidated financial statements on March 24, 2017.

3.	Changes in Accounting Policy and Disclosures

New Standards and Interpretations Not Yet Adopted

The IASB has issued a number of new standards, amendments to standards and interpretations which are not effective for the year ended December 31, 2016, and have not been applied in preparing these consolidated financial statements. Those that may have a significant effect on the consolidated financial statements of the Company are as follows:

IFRS 9 – Financial Instruments - classification and measurement

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

IFRS 16 – Leases

In January 2016, the IASB published IFRS 16 which replaces IAS 17, Leases. IFRS 16 establishes how an entity will recognise, measure, present and disclose leases. It is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

8

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts in $000’s)

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty

a)	Basis of presentation

These consolidated financial statements include the accounts of Exeter and its subsidiaries. Subsidiaries are those entities which Exeter controls. The Company has control over an entity when it is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

	Incorporation	Percentage of Ownership
Sociedad Contractual Minera Eton Chile (“Eton”)	Chile	100%
Sociedad Contractual Minera Retexe Chile (“Retexe”)	Chile	100%
Minera Goldeye Chile Limitada (“Goldeye”)	Chile	100%

The Company does not have restrictions on its ability to transfer cash to or from its subsidiaries, or to pay dividends, advance loans or make loan repayments between group companies. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

b)	Mineral property costs

Mineral properties consist of exploration and mining concessions and options to acquire interests in exploration and mining concessions. Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the costs of acquisition are expensed on a units of production basis over the life of the property based on estimated proven and probable reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property with any excess recognized in the income statement. If a property is abandoned, the acquisition costs will be written off to the income statement.

c)	Mineral property exploration and evaluation expenditures

The Company expenses mineral property exploration and evaluation expenditures when incurred. When it has established that a mineral deposit is technically feasible and commercially viable and following a decision to commence development, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized on a units of production basis following the commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

d)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with an initial term to maturity of ninety days or less.

9

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts in $000’s)

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

e)	Translation of foreign currencies

(i)    Presentation currency

The consolidated financial statements are presented in Canadian dollars.

(ii)    Functional currency

The financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The functional currency of the parent company is the Canadian dollar and the functional currency of the Company’s Chilean subsidiaries, Eton, Retexe and Goldeye, is the Chilean Peso. The financial statements of these subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in Other Comprehensive Income (“OCI”) as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from conversion of the item from functional to reporting currency are considered to form part of the net investment in the foreign operation and are recognized in OCI.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

(iii)   Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the statement of income.

f)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

10

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts in $000’s)

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

g)	Property and equipment

Property and equipment are carried at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Amortization is calculated at the following annual rates:

Computer equipment	Straight-line	- 3-6 years
Computer software	Straight-line	- 2 years
Equipment including vehicles	Straight-line	- 3-7 years
Leasehold improvements	Straight-line	- 5 years (term of lease)
Office equipment	Straight-line	- 3-7 years

h)	Share-based compensation

The Company has adopted an incentive stock option plan. All share-based awards are measured and recognized based on the grant date fair value. Fair value is determined using the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity. Share-based compensation expense is recognized over each tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of options expected to vest.

i)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized either in OCI or directly in equity, in which case it is recognized in OCI or in equity respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

11

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (tabular amounts in $000’s)

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

j)	Use of estimates and judgements

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Areas of estimates include assumptions used in the accounting for share-based compensation, amortization rates, and contingent liabilities. Actual results may differ from these estimates.

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

k)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset when there is a legally enforceable right to offset and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

•	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, accounts receivable, and amounts due from related parties, and are included in current assets due to their short-term nature.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

•	Available-for-Sale Financial Assets (“AFS”): Investments held by the Company are classified as AFS and are recorded at fair value. Gains and losses arising from changes in fair value are recognized in other comprehensive income. When an investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is included in profit or loss for the period. AFS investments are considered to be impaired when the declines in fair value below cost are considered significant (20% or more) or prolonged (more than 12 months). The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot rate at the statement of financial position date.

•	Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable and accrued liabilities and amounts due to related parties. Accounts payable are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Accounts payable are classified as current liabilities as payment is due within twelve months.

12

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (tabular amounts in $000’s)

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

l)	Royalty payments

The Company expenses all advance royalty payments to mineral property exploration expenditures. Once a decision on development of mineral properties has been made, the Company will capitalize the advance royalty payments until the commencement of production at which time they will be charged to operations (see Notes 9 and 14).

m)	Land easement

The Company expenses all land easement payments to mineral property exploration expenditures as the agreement with the Chilean Government can be terminated, without penalty, if the Caspiche project does not advance.

5.	Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the definition of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue debt and acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

6.	Financial Instruments

a)	Fair Value

The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term nature of these financial instruments.

Fair value measurements are categorized within the following hierarchy:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The available for sale securities held by the Company are carried at fair value based on quoted prices in an active market (Level 1).

The Company has no financial assets or liabilities measured at fair value classified as Level 2 or Level 3.

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

13

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014 (tabular amounts in $000’s)

6.	Financial Instruments (Continued)

Credit risk

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The Company’s investment policy is to limit investments to guaranteed investment certificates, banker’s acceptance notes, investment savings accounts or money market funds with high quality financial institutions in Canada, selected with regards to the expected timing of expenditures from operations.

Currency risk

Currency risk is the risk that the fair values or future cash flows of financial instruments will fluctuate because of changes in foreign currency rates. The Company’s financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them, resulting exchange gains and losses impact earnings.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars). Such balances are subject to foreign exchange fluctuation.

The Canadian parent company had the following balances in foreign currencies as at December 31, 2016 and 2015:

2016
	US Dollars	Australian Dollars
Cash and cash equivalents	421	-
Accounts payable and accrued liabilities	(67)	(66)
Net balance	354	(66)
Equivalent in Canadian Dollars	475	(64)
Rate to convert to $ CDN	1.3427	0.9707

2015
	US Dollars	Australian Dollars
Cash and cash equivalents	90	-
Accounts payable and accrued liabilities	(27)	(16)
Net balance	63	(16)
Equivalent in Canadian Dollars	87	(16)
Rate to convert to $ CDN	1.3840	1.0083

14

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2016, 2015 and 2014 (tabular amounts in $000’s)

6.	Financial Instruments (Continued)

Based on the above net exposures as at December 31, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $47,500 and $6,400 respectively (2015 - $8,700 and $1,600 respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2016 ranged between 0.90% and 1.00%.

Based on the amount of cash and cash equivalents held at December 31, 2016, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $87,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash and cash equivalents at December 31, 2016 in the amount of $17,435,000 in order to meet short-term business requirements. At December 31, 2016, the Company had current liabilities of $548,000 which are due on demand or within 30 days.

7.	Cash and Cash Equivalents

	December 31, 2016	December 31, 2015
Cash
Cash at bank	$7,764	$12,728
Investment savings accounts	9,671	9,580
Total	$17,435	$22,308

8.	Other Financial Assets

The Company began 2016 holding 1,000,000 common shares of Goldeye Explorations Limited (“Goldeye) and on November 24, 2016, Treasury Metals Inc. (“Treasury) announced the acquisition of Goldeye. As a result of the transaction, each shareholder of Goldeye received 0.10 of one common share of Treasury and Exeter ended 2016 with 100,000 common shares of Treasury. In addition, the Company also holds 312,500 common shares in San Marco Resources Inc. (“San Marco”).

	Treasury		San Marco
	December	December	December	December
	31, 2016	31, 2015	31, 2016	31, 2015
Number of shares held	100,000	1,000,000	312,500	312,500

Cost	$50	$50	$250	$250
Market value – beginning of year	20	-	6	24
Gain/(Impairment) of available-for-sale financial assets	40	(30)	49	(18)
Market value – end of year[1]	$60	$20	$55	$6

1 Classified as a Level 1 financial instrument and measured at fair value using quoted prices in active markets for identical assets.

15

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts in $000’s)

9.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties effective February 14, 2011 the Company exercised its option and acquired the properties. The vendor retains a 3% NSR from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production within 15 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,500,000 paid to December 31, 2016) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and the NSR will be payable.

Water agreement

In January 2014, the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (“Eton”), negotiated new water exploration agreement (“Water Agreement”) terms with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”). The new terms amend the original agreement entered into between the parties in May 2013. The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in any water rights granted following the discovery of water near Peñas Blancas (Laguna Verde) in the Maricunga region, northern Chile. To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements. In addition, in the event of approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama Pacific’s obligation to pay Hydro Exploraciones SpA (“Hydro”), an Atacama Pacific affiliate, US$15,000 per litre per second (“l/s”) of DGA approved water rights. Atacama Pacific will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest. Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million. These payments are not applicable to Eton’s original 50% interest in any water rights acquired. In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights. The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired. The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired. An initial application for water rights has been lodged with the DGA however the application requires that Bienes Nacionales (“BBNN”), the government department responsible for managing state owned land, grants its approval for access to the land. It is uncertain what the timing for such approval might be or whether such approval will be secured.

Land easement

The Company has the following two agreements with the Chilean Government covering surface areas at the Caspiche project:

(i) a lease agreement for the surface rights that correspond to the initial mineral rights in the Caspiche area which was renewed for a further 10 year period at an annual rate of approximately US$40,000 during 2016 and;

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts in $000’s)

9.	Mineral Properties - Acquisition and Exploration Costs (Continued)

(ii) a 25 year easement granted on June 10, 2013 covering most of its additional tenements as well as areas that may be required for potential development of a mine at Caspiche. Pursuant to this agreement, the Company was required to make total payments of 158,876 Unidades de Fomento (UF)*, an equivalent of approximately US$6.5 million over a ten year period of which US$3.0 million was paid to December 31, 2016. In December 2016, the Company and the Chilean government negotiated a reduction in the area covered by the easement with a resulting reduction in the amount owing. From the time of the renegotiation, the Company is required to make total payments of 11,995 UF, an equivalent of approximately US$474,000 of which US$59,000 has been paid to December 31, 2016. Seven annual payments of approximately US$59,000 remain payable.

* Unidad de Fomento (UF). This is a unit of account used in Chile. The exchange rate between the UF and the Chilean peso is constantly adjusted to inflation so that the value of the UF remains constant.

b)	Exploration Costs

The tables below show the Company’s exploration expenditures for the years ended December 31, 2016, 2015 and 2014.

	2016			2015			2014
	Generative	Chile	Total	Mexico	Chile	Total	Mexico	Chile	Total
Access/easement/advanced royalty	$-	$466	$466	$-	$1,207	$1,207	$25	$1,002	$1,027
Assays	-	31	31	-	-	-	-	-	-
Consultants and contractors	-	319	319	-	428	428	-	755	755
Drilling	-	(44)	(44)	-	851	851	6	2,159	2,165
Engineering and geological *	230	543	773	309	629	938	17	1,000	1,017
Environmental	-	179	179	-	161	161	-	121	121
Field camp	-	331	331	-	340	340	-	901	901
IVA tax	-	31	31	-	371	371	(100)	451	351
Legal and title	-	376	376	-	478	478	2	295	297
Metallurgical *	-	109	109	-	17	17	-	323	323
Office operations	-	207	207	-	193	193	2	216	218
Resource development	-	-	-	-	3	3	-	32	32
Travel	1	423	424	28	318	346	2	390	392
Wages and benefits *	84	649	733	93	914	1,007	2	789	791
Mineral property costs	$315	$3,620	$3,935	$430	$5,910	$6,340	$(44)	$8,434	$8,390

* Includes share-based compensation as reflected below:

	2016			2015	2014
	Generative	Chile	Total	Chile	Mexico	Chile	Total
Engineering and geological	$-	$140	$140	$308	$5	$208	$213
Metallurgical	-	-	-	-	-	-	-
Wages and benefits	32	57	89	149	-	-	-
Total	$32	$197	$229	$457	$5	$208	$213

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts in $000’s)

10.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

11.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”). On May 31, 2013, shareholders approved an amendment reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant (the “Amended Plan”). Under TSX rules, stock option plans are required to be approved by shareholders every two years and as such the Amended Plan was approved by shareholders on June 7, 2016.

At December 31, 2016, the maximum number of options issuable under the Plan was 8,866,025. Options granted under the Plan may have a maximum term of 10 years, but options granted to date have had a life of 5 years.

Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange. Stock options usually vest in tranches over a period of 1 to 2 years (50 - 100% per year).

A summary of the changes in share options during the year is as follows:

	December 31, 2016		December 31, 2015
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	7,445,000	$0.53	8,253,000	$1.26
Granted	-	-	7,230,000	0.53
Exercised	(252,500)	0.50	-	-
Cancelled	-	-	(7,252,500)	1.27
Forfeited	-	-	(410,000)	1.27
Expired	-	-	(375,500)	1.27
Options outstanding, end of year	7,192,500	$0.53	7,445,000	$0.53

During 2015, option holders voluntarily surrendered 7,252,500 options and the Company accounted for these as cancellations whereby the unvested balance of the original fair value was immediately expensed in the amount of $nil (2014 -$nil). Additionally, the Company re-priced 215,000 options which ranged in price from $0.70 to $1.27 to an exercise price of $0.50 per option, recognizing $38,650 in additional share-based compensation.

During 2015, the Company granted 7,230,000 options at an average exercise price of $0.53. Of the options granted, 1,500,000 were accounted for as a re-pricing from an exercise price of $1.22 to an exercise price of $0.54 resulting in the Company recognizing $138,809 in share-based compensation. The remaining 5,730,000 options were accounted for as a new grant and the Company recognized share-based compensation expense of $1,053,577. Total share-based compensation for the year ended 2015 was $1,231,036.

There were 252,500 (2015 – nil) options exercised during the year at an exercise price of $0.50 (2015 - $nil).

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts in $000’s)

11.	Stock Option Plan (Continued)

The following table summarizes information about the stock options outstanding at December 31, 2016.

Outstanding Options				Exercisable Options
Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.50	2,652,500	3.70	$0.50	1,988,750	$0.50
0.54	1,750,000	3.66	0.54	1,312,500	0.54
0.56	2,790,000	3.64	0.56	2,092,500	0.56
	7,192,500	3.67	$0.53	5,393,750	$0.53

Share-based Compensation

No options were granted by the Company during the year ended December 31, 2016 (2015 - 7,230,000).

The fair value of the 7,230,000 options granted by the Company during the year ended December 31, 2015 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

2015
Expected annual volatility	60%
Risk-free interest rate	0.59%-0.90%
Expected life	5 years
Expected dividend yield	0.0%

Share-based compensation expense for the years ended December 31 has been allocated as follows:

	2016	2015	2014
Administration salaries and consulting	$152	$232	$106
Directors’ fees	280	500	63
Management fees	32	42	23
Mineral property exploration expenditures	229	457	213
Total	$693	$1,231	$405

12.	Related Party Transactions

An amount due from a related party of $12,000 at December 31, 2016 (December 31, 2015 - $18,000) is for the recovery of common expenditures from Rugby Mining Limited (“Rugby”). The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $79,000 at December 31, 2016 (December 31, 2015 - $20,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business. The amounts due to related parties are non-interest bearing and are due on demand.

During the year ended December 31, 2016 a total of $665,000 (2015 - $792,000) was paid or accrued for related party transactions as described below:

a)	Exploration and consulting fees of $140,000 (2015 - $185,000) were paid or accrued to a corporation of which a Co-Chairman of the Company is a principal. As at December 31, 2016, the Company had amounts owing of $31,000 (December 31, 2015 - $5,000) to this company.

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts in $000’s)

12.	Related Party Transactions (Continued)

b)	Exploration fees of $267,000 (2015 - $269,000) were paid or accrued to a corporation controlled by the Vice-President, Development and Operations. As at December 31, 2016, the Company had amounts owing of $43,000 (December 31, 2015 - $13,000) to this company.

c)	Management fees of $83,000 (2015 - $107,000) were paid to a corporation controlled by a Co-Chairman of the Company. As at December 31, 2016, the Company had amounts owing of $5,000 (December 31, 2015 - $Nil) to this company.

d)	Management fees of $175,000 (2015 - $231,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at December 31, 2016, the Company had amounts owing of $Nil (December 31, 2015 - $2,000) to this company.

13.	Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company at December 31, 2016 included four (4) (2015 - 4, 2014 - 4) executive officers and three (3) (2015 - 3, 2014 - 3) independent members of the Board of Directors.

The following compensation has been provided to key management personnel for the years ended December 31:

	2016	2015	2014
Compensation - cash and benefits	$748	$986	$1,070
Share-based payments	439	831	396
Total	$1,187	$1,817	$1,466

14.	Contractual Obligations

The Company leases offices in Canada and Chile and has land easement payments and advance royalty obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

Payments Due by Year	Total	2017	2018 – 2019	2020 – 2021	2022 - 2026
Advance royalty payments*	$8,056	$336	$671	$1,678	$5,371
Land easement payments**	1,061	133	265	265	398
Office and equipment leases	565	307	258	-	-
Property access agreements	51	51	-	-	-
Total	$9,733	$827	$1,194	$1,943	$5,769

*	Obligation in US dollars converted to Canadian dollars at the closing rate of the reporting period (1 USD = 1.3427 CAD).
**	Obligation in Unidad de Fomento (UF). This value is converted to Canadian dollars at the closing rate of the reporting period (1 UF = 53.01 CAD).

53.01 CAD).

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2016, 2015 and 2014 (tabular amounts in $000’s)

15.	Segmented Information

The Company’s activities are all in the one reportable operating segment - mineral property acquisition, exploration and development. The following provides required disclosures on a geographic basis:

December 31,2016
	Canada	Chile	Total
Cash and cash equivalents	$17,122	$313	$17,435
Amounts receivable and prepaid expenses	88	22	110
Due from related party	12	-	12
Other financial assets	115	-	115
Property and equipment	3	37	40
	17,340	372	17,712
Current liabilities	(289)	(259)	(548)
	$17,051	$113	$17,164
Net loss – year ended December 31, 2016	$2,000	$3,964	$5,964

December 31,2015
	Canada	Chile	Total
Cash and cash equivalents	$22,268	$40	$22,308
Amounts receivable and prepaid expenses	79	53	132
Due from related party	18	-	18
Other financial assets	26	-	26
Property and equipment	7	52	59
	22,398	145	22,543
Current liabilities	(193)	(138)	(331)
	$22,205	$7	$22,212
Net loss – year ended December 31, 2015	$2,968	$5,929	$8,897

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Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts in $000’s)

16.	Income Taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to loss before income taxes. These differences result from the following items:

	2016		2015		2014
Net loss for the year before income tax		$5,964		$8,897		$10,565
Combined federal and provincial tax rate		26.00%		26.00%		26.00%
Income tax recovery at statutory rates		$(1,551)		$(2,313)		$(2,747)
Losses and other deductions for which no benefit has been recognized		1,012		1,666		1,979
Non-deductible share-based compensation		180		320		105
Non-deductible mineral property exploration costs		312		277		609
Foreign exchange rate and tax rate differences		(25)		(48)		(66)
Other		72		98		120
Income tax recovery	$	Nil	$	Nil	$	Nil

16.	Income Taxes (Continued)

The significant components of the Company’s consolidated future tax assets are as follows:

	2016	2015	2014
Non-capital loss carry forwards – Canada	$7,080	$6,688	$6,248
Non-capital loss carry forwards – Chile	4,490	3,676	2,459
Exploration and development deductions	18,721	18,088	17,689
Property and equipment – Canada	37	36	34
Share issue costs	-	-	-
Other	26	53	41
Unrecognised deferred tax asset	$30,354	$28,541	$26,471

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $27.2 million expire as follows:

2026	$2,242
2027	2,001
2028	2,424
2029	4,038
2031	4,083
2032	4,135
2033	3,031
2034	2,077
2035	1,694
2036	1,507
$27,232

22

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts in $000’s)

At December 31, 2016, the Company also has tax loss carry forwards in Chile which have no expiry, totaling $16.6 million, which are available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

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